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                             October 19, 2021

       Joel Wine
       Chief Financial Officer
       Matson, Inc.
       1411 Sand Island Parkway
       Honolulu, HI 96819

                                                        Re: Matson, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-34187

       Dear Mr. Wine:

              We have reviewed your September 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

   1. Please provide us with additional detail supporting the statement made in response to comment 4 that you did
not experience any material weather-related damages to your
                                                        property or operations,
including quantitative information.
   2. We note your response to prior comment 4. Please address the significant physical effects of climate change as it
relates to the potential for indirect weather-related impacts that have affected or may
affect your major customers or suppliers in greater detail.

   3. Your response to prior comment 5 states that any increase in compliance costs related to climate change in the
periods covered by the 2020 Form 10-K were not material to your
 Joel Wine
Matson, Inc.
October 19, 2021
Page 2
         financial results. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.
4. We note from your response to prior comment 6 that purchases of carbon offsets and sales of carbon credits have not been material and have not had a material effect on your business, financial condition or results of operations. Provide us with additional detail to support this statement.
      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameJoel Wine                                    Sincerely,
Comapany NameMatson, Inc.
                                                               Division of
Corporation Finance
October 19, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName